CBRE Clarion Securities

201 King of Prussia Road, Suite 600

Radnor, PA 19087

October 1, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Chad Eskildsen

RE:	CBRE Clarion Global Real Estate Income Fund (Investment Company Act file number 811-21465) (the “Trust” or “IGR”)

Ladies and Gentlemen:

On behalf of the above-referenced Trust, transmitted for filing are responses to comments on the 2014 annual report to shareholders received from Mr. Chad Eskildsen of the Commission’s staff (the “Staff”) via telephone on September 1, 2015. For the convenience of the Staff, written comments have been restated below in their entirety. A response follows each comment.

Comment #1-

The annual report of IGR presents expense ratios in the schedule of financial highlights inclusive and excluding interest expense. On the CBRE Clarion website and fact sheets, the expense ratio is presented excluding interest expense. The expense ratio presented on the website going forward must include interest expense. The website can include both expense ratios but must at least present the ratio including interest expense.

Response to Comment #1-

CBRE Clarion will present the expense ratio including interest expense on the website and fact sheets going forward. For context, the expense ratio including interest expense for the year ended 2014 was 114 bps, while excluding interest expense, the expense ratio was 108 bps (difference of 6 bps). The difference between the two ratios was 2 bps, 1 bp, 6 bps, and 4 bps for the years ended 2013, 2012, 2011, and 2010, respectively.

Comment #2-

In any marketing materials, fact sheets, financial filings, or website information, ensure that whenever the distribution rate is discussed, that the return-of-capital portion is identified. Specific examples cited were the distribution history on the IGR fact sheet, the “fund overview” on the CBRE Clarion website, and the distribution history on the CBRE Clarion website. Moreover, on page two of the 2014 IGR annual report letter to shareholders, the terms “dividend” and “yield” are used to describe distributions to shareholders. These terms imply ordinary income. Going forward, when any portion of a distribution is return-of-capital, the terms “dividend” and “yield” should not be used.

Response to Comment #2-

Going forward, we will avoid using the terms “dividend” and “yield” unless describing distributions sourced 100% from ordinary income. With regard to the fact sheet and website information, any presentation of distributions has been amended to clearly identify the return of capital element.

Comment #3-

In Form N-Q filings, include tax information in the schedule of investments in accordance with Regulation S-X 17 CFR 210.12-12 - Investments in securities of unaffiliated issuers footnote 8 which states: “in a footnote the following amounts based on cost for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.”

Response to Comment #3-

For future Form N-Q filings, this additional disclosure will be made.

*    *    *    *    *    *     *    *    *    *

We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 610.995.7341.

Sincerely,

/s/ Jonathan A. Blome

Jonathan A. Blome

CFO